UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period August 2004______	File No. ___0-49947____

Storm Cat Energy Corp.

(Formerly Toby Ventures Inc.)

(Name of Registrant)

430 – 580 Hornby Street, Vancouver, British Columbia  CANADA V6C 2B3

(Address of principal executive offices)

1.

News Release dated August 11, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.         FORM 20-F  ___X__         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this

Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934.     Yes _____       No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Storm Cat Energy Corp.

(Registrant)

Dated  August 12, 2004                             Signed: /s/ Christopher Dyakowski

                                                                                   Christopher Dyakowski,

                                                                                             Director

STORM CAT ENERGY CORPORATION

CALGARY ALBERTA

August 11, 2004

STORM CAT ENERGY CORPORATION ANNOUNCES THE APPOINTMENT OF MR. SCOTT ZIMMERMAN TO THE BOARD OF DIRECTORS

CALGARY, Alberta – Storm Cat Energy Corporation (TSX Venture: SME) is pleased to announce the appointment of Mr. Scott Zimmerman of Denver, Colorado, to its Board of Directors. Mr. Zimmerman is an innovative and highly accomplished engineer in the North American coalbed methane industry, also recognized for his strong leadership skills.

Mr. Zimmerman’s professional experience includes initiating and developing JM Huber Corporation’s successful coalbed methane operations in the San Juan and Powder River Basins through gainful innovation in drilling and completion methods. Consequently, significant coalbed methane reserves and production were established. In his current role as Vice-President – Operations & Engineering of Evergreen Resources, Mr. Zimmerman has also been instrumental in diversifying and building substantial value in coalbed methane production for the company.

Mr. Zimmerman is a valued addition to the company’s Board of Directors. Storm Cat Energy looks forward to his skilled and active contribution in successfully building a diverse and large scale coalbed methane portfolio.

The Board of Directors also wishes to announce that Mr. William Schmidt has tendered his resignation as Chief Financial Officer and Director effective immediately. He has served the company judiciously and we thank him for his contribution and commitment over the past four years.

For more information about Storm Cat Energy, visit the company website at www.stormcatenergy.com.

“Chris Dyakowski”

Chris Dyakowski, President

Storm Cat Energy Corporation

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.